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                              April 26, 2021

       Christopher Ianelli
       Chief Executive Officer
       iSpecimen Inc.
       450 Bedford Street
       Lexington, MA 02420

                                                        Re: iSpecimen Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 2, 2021
                                                            File No. 333-250198

       Dear Mr. Ianelli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1, filed April 2,
2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Factoring Agreement, page 56

   1. Please disclose the material terms of the factoring agreement and explain how it works, including the
significance of it being without recourse and the discount at which you sell the receivables. In
addition, please file the agreement as an exhibit to the registration statement, or tell us
why you do not believe you are required to do so. See Item
                                                        601(b)(10) of
Regulation S-K.
 Christopher Ianelli
FirstName
iSpecimen LastNameChristopher  Ianelli
            Inc.
Comapany
April       NameiSpecimen Inc.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Balance Sheets, page F-3

2. It appears that you have removed previously requested disclosure regarding what your deferred revenue relates to and how it arose. Please revise to include this disclosure.
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Barry I. Grossman